FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2007

                        Commission File Number: 001-32458



                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                               Diana Shipping Inc.
                                   Pendelis 16
                              175 64 Palaio Faliro
                                 Athens, Greece
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached to this Report on Form 6-K as Exhibit 1 is a press release issued by Diana Shipping Inc. (the "Company") on March 2, 2007 announcing off-hire days in connection with an incident pertaining to the Coronis.

     This Report on Form 6-K is hereby incorporated into the Company's registration statement on Form F-3 (File no. 333-139306) that was filed on December 13, 2006.

                                                                  Exhibit 1



                          Corporate Contact:
                          Ioannis Zafirakis
                          Director and Vice-President
                          Telephone: + 30-210-9470100

                          Email: izafirakis@dianashippinginc.com
For Immediate Release
---------------------

                          Investor and Media Relations:
                          Edward Nebb
                          Euro RSCG Magnet
                          Telephone: + 1-212-367-6848
                          Email: ed.nebb@eurorscg.com


        DIANA SHIPPING INC. ANNOUNCES OFF HIRE DAYS IN CONNECTION WITH AN
                       INCIDENT PERTAINING TO MV CORONIS

ATHENS, GREECE, March 2, 2007 - Diana Shipping Inc. (NYSE: DSX), a global shipping company specializing in the transportation of dry bulk cargoes, today announced that the employment of one of its Panamax bulk carriers, the MV
Coronis, has been temporarily disrupted due to a grounding incident during a ballast trip towards her next loading port in the Baltic Sea. The vessel suffered minor damage to the hull with no pollution resulting from the grounding and subsequent re-floating.

The vessel is on her way to a ship repair yard in Poland for dry-docking and hull repairs.

The ballast trip together with delays caused by the incident and consequent repairs are expected to result in approximately 22 days off-hire, which can be translated into an approximately $605,000 reduction in the Company's gross revenues. The repair and other expenses are currently estimated to be in the region of $500,000. All repair costs and related expenses in excess of $100,000 are expected to be covered under the vessel's Hull and Machinery Insurance Policy.

The MV Coronis is a 74,381 dwt Panamax dry bulk carrier built in 2006.

About the Company

Diana Shipping Inc. (NYSE: DSX) is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              DIANA SHIPPING INC.
                                                  (registrant)


Dated:  March 5, 2007                         By:  /s/ Anastassis Margaronis
                                                   --------------------------
                                                   Anastassis Margaronis
                                                   President








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